Exhibit 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation
WP NB, Inc.	Illinois
WidePoint IL, Inc.	Illinois
Chesapeake Government Technologies, Inc.	Delaware
Operational Research Consultants, Inc.	Virginia